UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Coca-Cola FEMSA, S.A.B. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

191241108(1)

(CUSIP Number)

Christian W. Hansen
White & Case LLP
Southeast Financial Center
200 South Biscayne Boulevard, Suite 4900
Miami, Florida 33131-2352
United States
Tel:  + 1 305 995 5272

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP Number is for the American Depositary Shares (ADSs) representing the Series L Shares only.  Each ADS represents ten Series L Shares, without par value.

CUSIP No. 191241108

1	Name of Reporting Person
Herman Harris Fleishman Cahn
2	Check the Appropriate Box if Member of a Group
(a) [ ]
(b) [ ]
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization
México

	7	Sole Voting Power
Number of		21,348,005
Shares	8	Shared Voting Power
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting		21,348,005
Person With	10	Shared Dispositive Power
		-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person
21,348,005
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13	Percent of Class Represented by Amount in Row (11)
6.4% (This percentage is calculated based on 270,906,004 Series L Shares outstanding giving effect to the Merger, as described in Item 6. below).
14	Type of Reporting Person (See Instructions)
IN

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Series L Shares, without par value, (“Series L Shares”) of Coca-Cola FEMSA, S.A.B. de C.V. (the “Issuer”), whose principal executive offices are located at Guillermo González Camarena No. 600, Centro de Ciudad Santa Fé, 01210 México, D.F., México.  The Series L Shares are traded in the form of American Depositary Shares, each of which represent ten Series L Shares, on the New York Stock Exchange.

ITEM 2. IDENTITY AND BACKGROUND

(a)–(c) and (f) This Schedule 13D is being filed by Herman Harris Fleishman Cahn (“Mr. Fleishman”). Mr. Fleishman is a citizen of México and is principally employed as a President and CEO with Grupo Tampico, S.A. de C.V.  His business address and the address of his principal employer is Ave. Ejército Mexicano 708, Col. Primavera, Tampico, Tamaulipas, México, C.P. 89130.

(d) Mr. Fleishman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Fleishman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Fleishman’s being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Fleishman acquired his Series L Shares as consideration in connection with the merger of Administradora de Acciones del Noreste, S.A.P.I. de C.V. (“Administradora”) with and into the Issuer, as described in Item 6.

ITEM 4. PURPOSE OF TRANSACTION

Other than as set forth in Item 6. and as described in the following paragraph, Mr. Fleishman has no plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Fleishman intends to review his investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer,

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through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the preceding paragraph of this Item 4. Notwithstanding anything contained herein, Mr. Fleishman specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Mr. Fleishman currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Mr. Fleishman; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Series L Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Fleishman holds 21,348,005 Series L Shares representing 6.4% of the Series L Shares outstanding.

(b) Mr. Fleishman holds 21,348,005 Series L Shares as to which he has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares. Mr. Fleishman holds -0- Series L Shares as to which he has the shared power to dispose or to direct the disposition of such shares.

(c) Mr. Fleishman has not effected transactions in the Series L Shares during the past sixty days, except as described in Item 6.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 10, 2011, the Issuer, Administradora, Mr. Robert Alan Fleishman Cahn (“R. Fleishman”), Mr. Fleishman (together with R. Fleishman, “Messrs. Fleishman”), companies affiliated with Messrs. Fleishman and family members of Messrs. Fleishman entered into an agreement (the “Transaction Agreement”) pursuant to which the parties thereto agreed, among other things, to the terms and conditions pursuant to which Administradora would be merged with and into the Issuer (the “Merger”) and the stockholders of Administradora, including Mr. Fleishman would receive Series L Shares. In addition, on October 10, 2011 Messrs. Fleishman, Compañía Internacional de Bebidas, S.A. de C.V. and Fomento Económico Mexicano, S.A.B. de C.V. entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the appearance of the Issuer, relating to the Series L Shares.  Each of the Transaction Agreement and the Stockholders’ Agreement is described in Exhibit 99.1, which is incorporated herein by reference.

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1  English Language Summary of the Transaction Agreement and Shareholders’ Agreement pursuant to Section 12b-12 of the Securities Exchange Act of 1934.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2011

By: /s/ HERMAN HARRIS FLEISHMAN CAHN _______________________________ Name: HERMAN HARRIS FLEISHMAN CAHN

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